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Exhibit 23.2

Independent Auditors' Consent

The Board of Directors
Critical Care Systems, Inc.:

We consent to the use of our report dated March 15, 2004, with respect to the consolidated balance sheets of Critical Care Systems, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the headings "Selected Historical Consolidated Financial Data of CCS" and "Experts" in the prospectus.

Our report included reference to the disclosure in Note 14 to the consolidated financial statements that the Company signed a Stock Purchase Agreement to sell all its shares of capital stock.

/s/  KPMG LLP

Boston, Massachusetts
July 9, 2004

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Independent Auditors' Consent